Exhibit 3.1

CERTIFICATE OF FORMATION

JMP GROUP LLC

This Certificate of Formation of JMP Group LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.	Name. The name of the limited liability company is: JMP Group LLC.

2.	Registered Office. The address of the registered office of the Company in Delaware is 1209 Orange Street, Wilmington, Delaware 19801.

3.

Registered Agent. The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 19th day of August, 2014.

/s/ Valerie S. Hein

Valerie S. Hein, Authorized Person